Filed by Nuveen Municipal Credit Income Fund

(Commission File No. 333-295829)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen Virginia Quality Municipal Income Fund

(Commission File No. 811-07490)

Text Message Samples

No. 1

Nuveen Virginia Quality Municipal Income Fund (NPV): Your vote is needed on the proposed merger with Nuveen Municipal Credit Income Fund (NZF). Make your voice heard by clicking here: proxy-direct.com/?AzssUH712zc7E or call 877-739-3670 and provide reference number [•] to vote your shares.

– Computershare Fund Services, NPV’s proxy solicitor.

Reply STOP to opt out of text messages only.

No. 2

Nuveen Virginia Quality Municipal Income Fund (NPV): Your vote is needed on the proposed merger with Nuveen Municipal Credit Income Fund (NZF). Make your voice heard by calling 877-739-3670 and provide reference number [•] to vote your shares.

– Computershare Fund Services, NPV’s proxy solicitor.

Reply STOP to opt out of text messages only.